Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

Liquid Media Group Ltd. (the “Issuer”)
33 W. 8th Avenue - Unit 101
Vancouver, BC
V5Y 1M8

Item 2.	Date of Material Change

September 25, 2018

Item 3.	News Release

A news release announcing the material change was disseminated on September 25, 2018 and filed on SEDAR (www.sedar.com)

Item 4.	Summary of Material Change

The Issuer announced it had entered into an agreement with Throwback Entertainment Inc. (“Throwback”) to acquire 65 retro video game titles and any copyright, brand rights, name rights, use rights distribution rights, exploitation rights and intellectual property associated with the acquired games. Notable game titles acquired include AllStar Baseball, NFL Quarterback Club, NHL Breakaway, College Slam, Dirt Trax FX and Kwirk.

As consideration for the acquisitions, the Issuer will issue Throwback 670,000 common shares at a deemed price of US1.49 per common share.

Item 5.1	Full Description of Material Change

See news release attached as Schedule “A”

Item 5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8.	Executive Officer

Daniel Cruz, Director
778 840-4571

Item 9.	Date of Report

September 26, 2018

SCHEDULE “A”

Liquid Media Acquires Collection of 65 Retro Gaming Titles

$1-million acquisition includes 65 hit titles such as NBA Jam, All Star Baseball, Kwirk

VANCOUVER, BC – September 25, 2018 – Liquid Media Group Ltd. (Nasdaq: YVR) (“Liquid” or the “Company”) today announced a title acquisition from Toronto-based Throwback Entertainment Inc. (“Throwback”), which develops, creates and publishes immersive and interactive gaming titles.

Under the agreement, Liquid acquired the rights and interest in 65 video game titles, including megahit classics All Star Baseball, NFL Quarterback Club, NHL Breakaway, College Slam, Dirt Trax FX and Kwirk.

“Retro gaming is driving incredible success for the world’s largest players, like Sony and Nintendo. Sony is gearing up to release a revamped version of its iconic PlayStation Classic just in time for the holiday season and Nintendo’s retro consoles have sold millions of units in the past couple of years,” said Charles Brezer, Director of Liquid Media Group. “This title acquisition along with our studios' proven 25+ year track record kicks off Liquid's growth strategy.”

“I grew up playing these games, I can't even imagine how many quarters I pumped into Bubble Bobble,” said Joshua Jackson, Chairman of Liquid Media Group. “So many people, myself included, are returning to the classics. The nostalgia brought on by this resurgence in retro games connects us to our childhoods – and creates incredible demand.”

Nintendo's NES Classic was June's highest selling hardware in the US, outselling PS4 and XBOX one even though it was only available on shelves for a few days.

The title acquisition gives Liquid the opportunity for fast market penetration with proven titles. In addition to improving graphics and creating more immersive experiences that build off their predecessors, the Company expects to remaster the beloved titles for today’s gaming platforms.

Complementing its existing holdings in the gaming sector, Liquid now also has an expanded content library for cross-media opportunities, such as video game adaptations for direct-to-video or online movies and local, national and international TV.

"Liquid is building a potent network of gaming assets to leverage numerous forms of intellectual media properties", said Daniel Cruz, Liquid Media’s Chief Financial Officer. “This acquisition advances our strategy of unifying our publishing, studio, distribution and development subsidiaries and leveraging industry partnerships to efficiently create and distribute exciting content to meet the demands of new platforms."

“Liquid Media Group is an emerging leader in forward-thinking content creation. We are extremely confident that working closely together will bring success for these titles by treating gamers to fantastic experiences in the future,” said Thomas Maduri, CEO at Throwback Entertainment.

The deal is valued at approximately US$1-million in an all-stock transaction of 670,000 restricted shares issued to Throwback at US$1.49, representing a 60% premium to Liquid’s quoted closing price at closing on September 24, 2018

About Throwback Entertainment Inc.

Canadian-based Throwback Entertainment Inc. develops, creates and publishes immersive and interactive gaming titles. Building on the acquisition of Acclaim Entertainment, Throwback is launching into development of both known and new intellectual properties. Notable franchises include Gladiator: Sword of Vengeance™, Extreme-G Racing™, Vexx™, Iggy’s Reckin’ Balls™, and Trickstyle™.

More info can be found online at www.throwbackentertainment.com or on Twitter at twitter.com/ThrowbackCorp.

About Liquid Media Group Ltd.

Liquid Media Group is a media and entertainment company connecting mature production companies into a vertically integrated global studio, producing content for all platforms through its network of shared services.

Additional information is available at www.LiquidMediaGroup.co or on Twitter at twitter.com/ lqdmdagrp.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
Office: +1 (416) 489-0092 x 226
media@primorisgroup.com

Forward Looking Statements
This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as "forward-looking statements"). Forward-looking information is typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "planned" and similar expressions, or are those, which, by their nature, refer to future events. These forward-looking statements reflect the expectations or beliefs of management of the Resulting Issuer based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.